Voike Inc.

Entertainment Software Technology B2C Music

The first music streaming platform specifically designed for emerging markets

VOIKE.COM MIAMI FLORIDA


Digital music for emerging markets

After my experience in Fintech and financial services for under-served communities, I realized not only the need for users to be understood and respected, but also the immense potential for profit by just fulfilling your client's consumption habits and capacities.

Jaime Jaramillo CEO @ Voike Inc.

Why you may want to support us...

1. Goldman Sachs expects streaming revenues to hit $37.2 B by 2030, up from $8.8 B in 2019
2. Through our innovative tech we make digital ads effective in emerging markets
3. Solid team, solid alliances including our first major record label and large corp sponsors in Latam
4. Company was already successful raising $700k for its exploration stage

Why investors ❤ us

WE'VE RAISED $372,424 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS

Jaime Jaramillo
CEO
15 + Years Payments & Technology for Underserved Populations Specialist. Previous Successful Exit: Americana MT sold to Lindsey Goldberg

in

Andres Chisco
COO
20 + Years Technology Sales Executive Specialized in Latin American Telecom

Downloads

Voike - Corp Deck WF.pdf

The Story of Voike.

We had our real eureka moment in 2016 at a Starbucks!

After years of having identified the differences in how people from emerging markets consume financial services, mobile technology and digital media (it is completely differently than people from developed markets), it took us a long time and effort to really explore, toy around, develop software and bring some minimum viable products to confirm our theories...



T-Mobile Wi-Fi 7:24 PM 86%
playlist.voike.com
Tu Música
Compra tus canciones desde nuestro sitio web. Cómpralas aquí
Elevate - Big Time Rush
Big Time Rush
Feel So Close - Calvin Harris
Calvin Harris
Halo - Beyonce
Beyonce
La Celosa - Carlos Vives
Carlos Vives
Matador - Los Fabulosos C...
Los Fabulosos Cadillacs
Anterior
Pausa
Siguiente
Feel So Close - Calvin Harris
voike
expreso Palmira
Te regalan

Initial music platform design; Test campaign with corporate sponsor (bus company with over 6 million passengers per year); Real PIN sold at prepaid network... Note the old logo, good thing we changed it!

Then, at a founders meeting reviewing all our efforts and documenting our findings, we had it!



Who's Voike?

- Dig. Msc. Pltf designed for Emerging Mkt.
- Key Features:
  - Simplicity
  - Cash payments
  - Ubiq. network,
  - Local Contents
  - on-line/off-line duality
  - SMS Capabilities (B2B - Partners)
    /Adds off-line.
  - PIN - mechanisms
    "Transf Valor"

Original notes of our Starbuck's meeting...

We knew at this moment we understood the challenges and had a set of solutions that would culturally work for these markets!

The next thing was to socialize it with one of the world's largest record labels, with whom we had had many conversations about this problem. They agreed with us on our solution and gave us their support!

We were off to the races

We re-located our then corporate vehicle from Florida to Delaware.

We started developing our solution, which was not an easy task as we are tackling a user that has very different and specific needs than the average American user...



Incredible! Piracy is still a major problem in the region... Here, music downloaded onto USBs sold in the street in Colombia... This is one of the reasons why we believe ourselves to be major allies to the music industry as an accessible legal channel... "The easiest way to stop piracy is not by putting antipiracy technology to work. It's by giving those people a service that's better than what they are receiving from the pirates." Gabe Newell - Founder Valve.

We then set terms for our product with the record label, got an agreement and are now hosting and distributing their music catalog. We have already started conversations with the other large record labels of the world as we hope to soon be hosting and distributing over 90% of the world's music catalogue.

It's been a long, crazy journey, and we have finally launched during this pandemic.

The present & the future

Now, we are the new comer into the digital music space, yet the only one at its core targeting a vast under-served market in regions with significant cultural differences than today's developed world music streaming platform's are...

We are getting our initial set of users (around 1,000 in the first month of soft launch), have signed our first corporate sponsor (HR company with over 500,000 affiliates) and have many more in the works...

We have big ambitions and the right tools to capture this part of the world's market. We hope you join us in this adventure!



Our COO at the Latin Music Awards in Las Vegas with Colombian star Yeison Jimenez! We carry his catalogue in our app!

Investor Q&A

— COLLAPSE ALL

What does your company do?

We are the music streaming platform for emerging markets, where people do not have unlimited mobile data and are constantly disconnected. This also impacts digital ad's efficiency. Voike tackles both problems with it's platform in a huge market fully under-served.

Where will your company be in 5 years?

We want to serve millions of users in Latin America, Africa and Asia, probably being larger than other large streaming platforms are today.

Why did you choose this idea?

After my experience in Fintech and financial services for under-served communities, I realized not only the need for users to be understood and respected, but also the immense potential for profit by just fulfilling your client's consumption habits and capacities.

How far along are you? What's your biggest obstacle?

We are rolling out, right now we need marketing and deployment funds mostly.

Who competes with you? What do you understand that they don't?

Spotify competes with the high income earners of emerging markets, but they do not have a solution for low income people who account to over 80% of the population in these regions. They do not cater to our clientele because our target users are consistently disconnected and cannot afford monthly subscriptions paid with cards. Within these communities, we are competing against non-consumption and piracy.

How will you make money?

We have a freemium model. Customers can buy short-term music airtime PINs at thousands of stores where they currently top up their mobile devices; or through corporate ad sponsored sessions sold to companies as digital advertising.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Maintaining good user ratios and KPIs such as CAC, LTV, churn, etc. Being able to capture large customer bases for which we need the funding mostly.